Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-37911)

Press Release Brussels / 14 December 2016 / 1 PM CET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Anheuser-Busch InBev Announces Final Results of USD Note Exchange Offers and Consent Solicitations

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the final results of its previously announced offers to exchange all validly tendered (and not validly withdrawn) and accepted notes of seven series, each issued by one of SABMiller Limited (formerly SABMiller plc), SABMiller Holdings Inc. (“Holdings”) or FBG Finance Pty Ltd (formerly FBG Finance Limited) (together, “SABMiller”) (collectively, the “SABMiller Notes”), for notes to be issued by Anheuser-Busch InBev Worldwide Inc. (the “Issuer”) (the “AB InBev Notes”), and the related solicitations of consents to amend the note documents governing the SABMiller Notes (the “SABMiller Note Documents”). A Registration Statement on Form F-4 (File No. 333-214581) (the “Registration Statement”) relating to the issuance of the AB InBev Notes was filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016 (as amended by Amendment No. 1 to the Registration Statement filed with the SEC on December 1, 2016 and Amendment No. 2 to the Registration Statement filed with the SEC on December 5, 2016) and was declared effective by the SEC on December 8, 2016.

As of 11:59 p.m., New York City time, on December 13, 2016 (the “Expiration Date”), the aggregate principal amounts listed below of each series of SABMiller Notes had been validly tendered and not validly withdrawn in connection with the exchange offers and consent solicitations (the “Exchange Offers”). As of the Expiration Date, the requisite consents to amend each of the SABMiller Note Documents were obtained. The final settlement of the Exchange Offers is expected to take place on or about December 16, 2016.

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Press Release Brussels / 14 December 2016 / 1 PM CET

Series of SABMiller Notes Offered for Exchange	CUSIP/ISIN No.	Aggregate Principal Amount Tendered and Consents Received as of the Expiration Date	Percentage of Total Outstanding Principal Amount of such Series of SABMiller Notes Tendered and Consenting

6.50% Notes due 2018	G77395 AF1 78572M AF2 USG77395AF14 US78572MAF23	$626,658,000	89.52%

2.200% Fixed Rate Notes due 2018	78573A AE0 U7787R AF8 US78573AAE01 USU7787RAF83	$640,840,000	85.45%

Floating Rate Notes due 2018	78573A AG5 U7787R AG6 US78573AAG58 USU77 87RAG66	$309,155,000	88.33%

3.750% Notes due 2022	78573A AA8 U7787R AA9 US78573AAA88 USU7787RAA96	$2,350,467,000	94.02%

6.625% Guaranteed Notes due August 2033	78572MAA3 G77395AA2 US78572MAA36 USG77395AA27	$298,300,000	99.43%

5.875% Notes due 2035	Q3748T AC3 30239X AD9 USQ3748TAC38 US30239XAD93	$300,000,000	100.00%

4.950% Notes due 2042	78573A AC4 U7787R AC5 US78573AAC45 USU7787RAC52	$1,490,330,000	99.36%

The exchange offers and consent solicitations (together, the “Exchange Offers”) are being made pursuant to the terms and conditions set forth in AB InBev’s prospectus, dated as of December 8, 2016 (the “Prospectus”), which forms a part of the Registration Statement.

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Press Release Brussels / 14 December 2016 / 1 PM CET

The exchange agent and information agent for the Exchange Offers relating to the SABMiller Notes is:

Global Bondholder Services Corporation

By Phone:	By E-Mail: contact@gbsc-usa.com	By Mail or Hand:
Bank and Brokers Call Collect: +1 (212) 430-3774 All Others, Please Call Toll-Free: +1 (866) 470-3900		65 Broadway—Suite 404 New York, New York 10006 ATTN: Corporate Actions

The Exchange Offers may be made solely pursuant to the terms and conditions of the Prospectus and the other related materials. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a solicitation of the related consents, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

There will not be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Any offer of the AB InBev Notes made to holders of the SABMiller Notes which are located or resident in any Member State of the European Economic Area which has implemented Directive 2003/71/EC, as amended (the “Prospectus Directive”) will be addressed to holders which are qualified investors as defined in the Prospectus Directive. Any holder that is not a qualified investor, will not be able to participate in the exchange offers.

In the United Kingdom, this press release is only being communicated to, and any other documents or materials relating to the Exchange Offers are only being distributed to and are only directed at, (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth entities falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or to any other person to whom this press release may lawfully be communicated in circumstances where section 21 of the Financial Services and Markets Act 2000 does not apply. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

In Australia, this press release is provided by FBG Finance Pty Ltd (formerly FBG Finance Limited) and FBG Treasury (Aust.) Pty Ltd (ABN 80 006 865 738), neither of whom hold, and are not required to hold,

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Press Release Brussels / 14 December 2016 / 1 PM CET

an Australian financial services licence. To the extent this press release contains any financial product advice (for the purposes of the Australian Corporations Act 2001 (Cth)), it is general advice only and has been prepared without taking into account investors’ objectives, financial situation or needs. Before acting on any such advice, investors should consider whether the advice is appropriate for their circumstances. Where available, investors should obtain a copy of, and consider this, and any other relevant disclosure documentation, before making any decision to acquire a financial product. No cooling-off regime is available in relation to the offer.

Contacts Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Mariusz Jamka Tel: +32-16-27-68-88 E-mail: mariusz.jamka@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

Fixed Income Investors Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com

ab-inbev.com

Press Release Brussels / 14 December 2016 / 1 PM CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016 and the risks described under “Risk Factors” of the Registration Statement. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, AB

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Press Release Brussels / 14 December 2016 / 1 PM CET

InBev’s Registration Statement on Form F-4 and any other documents that AB InBev or SABMiller Limited (formerly SABMiller plc) have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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